

Mail Stop 3720

July 20, 2009

Mr. David Sturgeon
Chief Financial Officer
Central European Media Enterprises Ltd.
PO Box HM66 Clarendon House 2, Church Street
Hamilton, HM 11
Bermuda

> **RE:** **Central European Media Enterprises Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 10-Q for the quarterly period ended March 31, 2009**
> **Filed April 29, 2009**
> **File No. 0-24796**

Dear Mr. Sturgeon:

We have reviewed your supplemental response letter dated June 29, 2009 as well as your filing and have the following comments. As noted in our comment letter dated May 11, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Segment Results, pages 55-77

1. We note your response to prior comment one. Please expand to discuss in detail how you evaluated each Segment EBITDA to make decisions about the allocation of resources and assess its performance.

Impairment of goodwill, indefinite lived-intangibles and long-lived assets, page 96

2. We note your response to prior comment four. As previously requested, please expand your disclosures to provide the following information for each reporting unit:

Mr. David Sturgeon
Central European Media Enterprises Ltd.
July 20, 2009
Page 2

- Disclose the discount rate. Since your discount rate should be based on market participants, disclosure of this rate is not considered "commercially sensitive information."
- Explain how your historical growth rates were considered when determining the growth rates used in your cash flow projections.
- Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.
- In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.

3. We note your response to prior comment five. Please state that your reporting units are the same as your reportable segments.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director